Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Predecessor Company				Successor Company
	Fiscal Year Ended April 30,			Three and One-Half Months Ended August 13, 2002	Eight and One-Half Months Ended April 30, 2003	Fiscal Year Ended April 30, 2004	Six Months Ended October 31,
	2000	2001	2002				2003	2004
	(dollars in thousands)
Earnings:
Pretax Income	$193	$(17,406)	$(24,205)	$(3,295)	$(10,790)	$416	$(2,821)	$8,909
Fixed charges	15,922	17,673	10,584	979	4,379	6,554	3,258	4,201

Earnings	16,115	267	(13,621)	(2,316)	(6,411)	6,970	437	13,110

Fixed Charges:
Interest expense on indebtedness	15,167	16,919	9,735	762	3,805	5,401	3,094	3,691
Amortization of debt issuance costs	737	732	732	183	33	39	19	147
Amortization of discount on indebtedness	—	—	—	—	459	980	78	304
Interest element of rental expense	18	22	117	34	82	134	67	59

Fixed Charges	15,922	17,673	10,584	979	4,379	6,554	3,258	4,201

Ratio of earnings to fixed charges (1)	1.0x	—	—	—	—	1.1x	0.1x	3.1x

(1)	Earnings were insufficient to cover fixed charges in the fiscal year ended April 30, 2001 by approximately $17.4 million; in the fiscal year ended April 30, 2002 by approximately $24.2 million; in the three and one-half month period ended August 13, 2002 by approximately $3.3 million; and in the eight and one-half month period ended April 30, 2003 by approximately $10.8 million.